EXHIBIT 6.1

FORM OF

AGREEMENT OF SALE

THIS AGREEMENT OF SALE (this “Agreement”) is made this ____ day of March, 2017 (the “Effective Date”), by and between ZS14, L.L.C., a District of Columbia limited liability company (“Seller”), and GIPDC 3704 14TH ST, LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

A.        Seller is the owner of that certain commercial condominium unit known as Unit 1A (the “Unit”) in the Quincy at Fourteenth Condominium (the “Condominium”) located at 1380 Quincy Street, NW, and 3707 14th Street, NW, Washington, DC 20010, which Unit is more particularly described in Section 1 below.

B.        Seller desires to sell and Purchaser desires to purchase the Unit on the terms and conditions hereinafter stated.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser hereby agree as follows.

1.         Description of the Property.  The property which is the subject of this Agreement is all of Seller’s right, title and interest, if any, in and to the following (collectively, the “Property”): (i) the Unit and all hereditaments and appurtenances thereunto belonging or in any way appertaining, and all improvements located thereon and all rights to any common elements appurtenant to the Unit as more particularly described on Exhibit A attached hereto; (ii) that certain lease for all of the Unit, as more particularly described on Exhibit B attached hereto (the “Lease”), (iii) all personal property owned by Seller and located at and used in connection with the Unit, if any, (iv) to the extent they exist and are transferrable, any manufacturer or other warranties relating to the construction of the improvements associated with or appurtenant to the Unit (“Warranties”), (v) to the extent they exist and are transferrable, all building permits, development rights, entitlements, permits, licenses and approvals pertaining to the ownership of the Unit (“Development Rights”), and (iv) a certificate of occupancy for the Unit.

2.         Agreement to Sell and Purchase.  The Seller agrees to sell and convey the Property, and the Purchaser agrees to purchase the Property, on the terms and conditions herein provided.

3.         Purchase Price and Terms.  The Purchaser shall pay to the Seller as the purchase price for the Property (the “Purchase Price”) the sum of Two Million Four Hundred Eighty Thousand Dollars ($2,480,000) in the following manner:

(a)        Within three (3) business days after the Effective Date hereof, Purchaser shall deposit in escrow with Fidelity National Title Insurance Company, having an address of 1620 L Street, NW 4th Floor, Washington, D.C. 20036-5605 (the “Escrow Agent”) the sum of One Hundred Thousand Dollars ($100,000) in immediately available funds.  Such sum, all interest earned thereon and all additions thereto shall be hereinafter referred to as the “Deposit”.

The Deposit shall be held and disbursed by the Escrow Agent in accordance with the terms and conditions of this Agreement and the Escrow Agreement in the form attached hereto as Exhibit D (the “Escrow Agreement”), which the parties and the Escrow Agent shall execute and deliver as of the Effective Date hereof (as defined in Section 14).

(b)        At Closing (as defined in Section 6), Purchaser shall deliver to the Escrow Agent the balance of the Purchase Price, less credits, adjustments and prorations as provided herein, which Escrow Agent shall disburse to Seller in accordance with the terms and conditions of this Agreement.

4.         Feasibility Studies.  To the extent not previously delivered, within three (3) days after the Effective Date Seller shall deliver to Purchaser, and Purchaser shall acknowledge receipt thereof, copies of the materials and documents relating to the Property listed on Exhibit C attached hereto, to the extent they exist and are in Seller’s possession or control (collectively, the “Seller’s Disclosure Materials”).  If prior to the expiration of the Feasibility Period (and thereafter if Purchaser has not terminated this Agreement pursuant to Section 5(d) below) Seller receives any additional information of the types set forth in the list of Seller’s Disclosure Materials, Seller shall promptly deliver copies of such additional information to Purchaser and Seller agrees upon further request by Purchaser, to promptly deliver to Purchaser such further non-proprietary due diligence documentation reasonably requested by Purchaser that is related to the condition of the Property and/or its operation and that is within Seller’s possession and control.

(a)        As of the Effective Date, subject to the rights of Seller’s tenant at the Property, Purchaser and/or its agents shall have the right to enter unto the Property at all reasonable times prior to Closing for purposes of conducting, at Purchaser’s expense, surveys, engineering reports, and such other tests, investigations and/or studies as Purchaser deems necessary or desirable to evaluate the Property (collectively, the “Property Studies”); provided, however, soil borings and other invasive testing is not permitted without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or denied.  Purchaser hereby indemnifies and holds Seller harmless from and against all losses, damages and claims arising by reason of (A) any physical damage or personal injury resulting from Purchaser’s conduct of such Property Studies, and (B) any mechanic’s or materialmen’s liens resulting from Purchaser’s conduct of such Property Studies. The foregoing repair, indemnity and defense obligations do not apply to (i) any loss, liability cost or expense to the extent arising from or related to the acts or omissions of Seller, or (ii) any existing matters on the Property discovered by Purchaser.  This indemnification shall survive Closing or any termination of this Agreement.

(b)        Purchaser will obtain, at its sole cost and expense, or will cause its consultants and contractors to obtain, at their sole cost and expense, and keep in force, or cause its consultants and contractors to keep in force, during the term of this Agreement, commercial general liability insurance with a combined single limit of not less than $1,000,000 per occurrence and $2,000,000 aggregate limit (or such other reasonable amount as Seller and Purchaser may agree upon from time to time), insuring, without limitation, coverage for bodily injury, property damage, contractual liability and personal injury liability with respect to or arising out of any of Purchaser’s Property Studies and/or inspections of the Property.

5.         Title to be Conveyed; Title and Survey Review; Feasibility Period.

(a)        At the Closing, Seller shall convey to Purchaser by special warranty deed (“Deed”) complying with the requirements of the District of Columbia and the Title Company (hereinafter defined), good and marketable title in fee simple to the Property, free and clear of any and all liens, encumbrances, conditions, easements, assessments, restrictions and other conditions or matters of record except the following which shall be referred to herein as the “Permitted Exceptions”:

(i)        general real estate taxes and special assessments for the year of Closing and subsequent years not yet due and payable;

(ii)       all governmental actions, ordinances, statutes, permits and approvals now existing with respect to all or any portion of the Property;

(iii)      those encumbrances, exceptions and qualifications set forth in the Title Commitment (defined below) which Purchaser has not objected to as Title Defects; and

(iv)      Survey Defects not objected to by Purchaser.

(b)       The period commencing on the Effective Date hereof and terminating at 5:00 p.m., eastern time, on that date which is thirty (30) days following the Effective Date hereof shall be the “Feasibility Period”.  During the Feasibility Period, Purchaser shall have the right at Purchaser’s sole cost and expense to order a title commitment with respect to the Property, with copies of all instruments listed as exceptions to title, for an owner’s title insurance policy in an amount no less than the Purchase Price evidencing that Seller is vested with fee simple title to the Property (the “Title Commitment”). The Title Commitment shall also evidence that upon the execution, delivery and recordation of the Deed to be delivered at the Closing and the satisfaction of all requirements specified in Schedule B, Section 1 of the Title Commitment, Purchaser shall acquire fee simple title to the Property, subject only to the Permitted Exceptions (defined below).  Purchaser shall have the right during the Feasibility Period to examine said Title Commitment and determine whether any exceptions to title set forth therein materially and adversely affect, in Purchaser’s sole discretion, the value of or fee simple title to the Property (“Title Defects”).  In the event Purchaser does not object to any matters disclosed in the Title Commitment during the Feasibility Period, Purchaser shall be deemed to have waived objection to any such title matters and agreed to accept title subject thereto.  If Purchaser objects to any Title Defects disclosed in the Title Commitment, Purchaser shall notify Seller in writing not less than five (5) business days prior to the expiration of the Feasibility Period, specifying the Title Defects and indicating in reasonable detail the nature and reasons for Purchaser’s objections (“Purchaser’s Title Notice”).  Seller shall have a period of three (3) business days following receipt of Purchaser’s Title Notice to respond in writing to Purchaser (“Seller’s Title Response”) indicating which Title Defects, if any, Seller elects to attempt to cure prior to Closing.  Thereafter, prior to the expiration of the Feasibility Period, Purchaser shall elect either to terminate this Agreement by written notice to Seller, in which case the Deposit shall be returned to Purchaser, or to proceed to Closing.  In the event Seller decides to cure the Title Defects, Seller shall effect such cure by the date that is ten (10) days prior to the date for Closing.  If Seller is unable to cure the Title Defects within such time period, Purchaser may either terminate this Agreement and receive a refund of the Deposit or, alternatively, Purchaser may elect to close its purchase of the Property, accepting the conveyance of the Property subject to the new Title Defects.  Notwithstanding the foregoing, Seller shall be obligated to remove any mortgage or monetary liens affecting the Property at Closing utilizing Seller’s proceeds from Closing.

(c)        Purchaser, at Purchaser’s expense, within the period for Purchaser to notify Seller of any Title Defects, may obtain a boundary survey of the Property (“Survey”).  Purchaser shall notify Seller in writing within the period for Purchaser to notify Seller of any Title Defects specifying any matters shown on the Survey which adversely affect the title to the Property (“Survey Defects”) and the same shall thereupon be dealt with within the same time and manner as Title Defects, and subject to the limitations provided in Section 5(b) of this Agreement.

(d)        Purchaser shall have the right to terminate this Agreement for any reason or no reason at all upon written notice delivered to Seller prior to the expiration of the Feasibility Period.  Following any such termination during the Feasibility Period, the Escrow Agent shall immediately release the Deposit to Purchaser and the parties shall be relieved of any and all further obligations hereunder except those which expressly survive any termination of this Agreement.  If Purchaser does not deliver a written notice to Seller of its election to terminate this Agreement prior to the expiration of the Feasibility Period, Purchaser shall be deemed to have waived its right to terminate this Agreement under this Section 5(b) and the Deposit shall be nonrefundable except as otherwise set forth herein.

6.         Closing.  Closing of the transactions described herein (“Closing”) shall occur in escrow or at such location as the parties shall mutually agree upon in writing on that date which is thirty (30) days following the expiration of the Feasibility Period, or such earlier date as the parties shall mutually agree upon in writing (as may be extended, the “Closing Date”).  Notwithstanding anything herein to the contrary, Seller may, at its option, elect to extend the Closing Date one (1) or more times, for a total of up to four (4) thirty (30)-day extension periods (each, an “Extension Period”) by delivering ten (10) days prior written notice to Purchaser (in each instance), in order to permit Seller to complete an Exchange (as defined in Section 18 hereof). Seller may exercise the first two (2) Extension Periods without any reduction in the Purchase Price; provided, however, the Purchase Price shall be reduced by Twenty-Five Thousand Dollars ($25,000) for each of the third (3rd) and/or fourth (4th) Extension Periods exercised by Seller.

7.         Conveyance.

(a)       The following documents with reference to the Property shall be executed by Seller (and/or the appropriate party under each document) and delivered to Purchaser (and/or the Escrow Agent) at Closing:

(i)        The original Deed in the form attached hereto as Exhibit E in recordable form conveying fee simple title to the Property duly executed and acknowledged by Seller.

(ii)       An original Assignment and Assumption of Lease duly executed by Seller in the form attached hereto as Exhibit F (the “Assignment of Lease”).

(iii)      Originals or copies certified by Seller of the Lease, and all records, books and files in Seller’s possession or control, relating to the leasing, operation and maintenance of the Property.

(iv)      A notice to the tenant under the Lease, executed by Seller, advising of the sale of the Property and directing that rent and other payments after Closing be sent to Purchaser at the address provided by Purchaser.

(v)       An original estoppel certificate, dated within thirty (30) days of the Closing Date (as same may have been extended), duly executed by the tenant under the Lease, in substantially the same form attached hereto as Exhibit G, or in tenant’s form, provided such form is reasonably acceptable to Purchaser.

(vi)      An original Owner’s Affidavit duly executed by Seller in the form attached hereto as Exhibit H (the “Owner’s Affidavit”).

(vii)     A condominium resale certificate issued by the Association for the Condominium, which complies with the requirements of Section 42-1904.11 of the Code of the District of Columbia and contains all of the information required by such code (the “Resale Certificate”).

(viii)    A certification as to Seller’s non-foreign status which complies with the provisions of Section 1445(b)(2) of the Internal Revenue Code of 1986, as amended.

(ix)      If applicable, an original assignment of the Warranties and Development Rights, in form reasonably acceptable to Purchaser, free and clear of all liens, security interests and adverse claims (“Assignment of Warranties and Development Rights”).

(x)       Any documents reasonably required by the title company issuing the Title Commitment and reasonably approved as to form and substance by, Seller as a condition precedent to the issuance of a title policy in the form required by Purchaser, including without limitation an indemnity agreement or affidavit sufficient to delete the mechanics lien exception from the title policy.

(xi)      All other instruments and documents reasonably required to effectuate this Agreement and the transactions contemplated hereby, including a settlement statement.

(b)       The following documents with reference to the Property shall be executed by Purchaser and delivered to Seller (and/or the Escrow Agent) at Closing:

(i)        The Assignment of Lease duly executed by Purchaser.

(ii)       If applicable, the Assignment of Warranties and Development Rights duly executed by Purchaser.

(iii)      All other instruments and documents reasonably required to effectuate this Agreement and the transactions contemplated hereby, including a settlement statement.

(c)        Purchaser shall bear the cost of all title insurance premiums, all other costs of title examination and other title company charges.  Purchaser and Seller shall each pay one-half (1/2) of all applicable recording fees, all document stamps, and recordation and transfer taxes in connection with execution and recordation of the Deed.  Seller shall pay the cost to record any curative instruments.  Seller and Purchaser shall each pay one-half (1/2) of any escrow and/or closing fees charged the Escrow Agent.

(d)       The risk of loss or damage to the Property by fire or other casualty shall remain on Seller until the Deed is delivered by Seller at Closing.   In the event that prior to Closing any portion of the Property is damaged or condemned by any governmental authority under its power of eminent domain, Purchaser may elect to terminate this Agreement, in which event the Deposit shall be returned to Purchaser and the parties shall have no further liability to each other hereunder, or Purchaser may elect to proceed to Closing hereunder, in which event Seller shall assign to Purchaser at Closing all of Seller’s right, title and interest in and to any insurance proceeds or condemnation awards, whether pending or already paid.

(e)        Pro rata adjustments on a per diem basis (unless otherwise provided) shall be made between Purchaser and Seller as of the date of Closing with respect to the following items:

(i)        Utility charges, real estate taxes, ad valorem taxes, escrows and front foot benefit charges, but if the applicable tax bill has not yet been received by Seller by the Closing Date the proration shall be based on 110% of the taxes for the prior year, and the parties shall make any necessary adjustment after the Closing by cash payment to the party entitled thereto so that Seller shall have borne all real property taxes, including all supplemental taxes, allocable to the period prior to the Closing and Purchaser shall have borne all real property taxes, including all supplemental taxes, allocable to the period from and after the Closing;

(ii)       To the extent not paid by tenant under the Lease, charges for water, sewer, gas, electric, trash removal and all other utilities, which adjustments shall be based on meter readings or invoices, as appropriate; and

(iii)      All other income, expenses and charges of any kind with respect to the Property.

All adjustment items to the extent they cannot be precisely determined at Closing (or to the extent found to be erroneous after the Closing), shall be estimated at Closing and shall be resolved as soon as reasonably practicable, but in no event later than the first calendar half of 2018, and, in the interim, reasonable escrow made therefor.  Purchaser agrees to remit to Seller any rents to which Seller is entitled and which are received by Purchaser within five (5) Business Days following receipt.  Similarly, if Seller receives after Closing any rents to which Purchaser is entitled, Seller shall remit same to Purchaser within five (5) Business Days following receipt.  The provisions of this Section 7(e) shall expressly survive the Closing.

8.         Default.

(a)        By Purchaser.

(i)        Provided that Seller is not then in default under this Agreement, if Purchaser fails to proceed to Closing in violation of its obligations under this Agreement, or if Purchaser fails to comply with any other material requirement or obligation set forth in this Agreement, and Purchaser fails to cure or correct such noncompliance within ten (10) days after Seller has given Purchaser written notice thereof (except under no circumstances shall Purchaser be entitled to notice of its failure to proceed to Closing hereunder), Purchaser shall be in default hereunder (a “Purchaser Default”).

(ii)       Upon the occurrence of a Purchaser Default, Seller’s sole remedy shall be restricted to terminating this Agreement in which event the Escrow Agent shall deliver the Deposit, including any interest accrued thereon, to Seller as full and complete liquidated damages and not as a penalty, and Purchaser and Seller shall thereafter have no further liability and/or obligation hereunder, except those obligations which expressly survive a termination of this Agreement.

(b)       By Seller.

(i)        Provided that Purchaser is not then in default under this Agreement, if Seller fails to sell and transfer the Property to Purchaser in violation of its obligations under this Agreement, or otherwise fails to comply with any material requirement or obligation set forth in this Agreement, then (except in the case of Seller’s failure to proceed to Closing hereunder as to which Seller shall not be entitled to notice) Purchaser shall give Seller written notice of such noncompliance, and if Seller fails to correct or cure such noncompliance within ten (10) days after such notice, Seller shall be in default hereunder (a “Seller Default”).

(ii)       Upon the occurrence of a Seller Default, Purchaser’s sole and exclusive remedy shall be the right to either: (A) seek specific performance of this Agreement, or (B) terminate this Agreement and demand and receive a refund of the full amount of the Deposit, plus a reimbursement for Purchaser’s reasonable, documented, out-of-pocket costs and expenses incurred in connection with this transaction, up to a maximum of Fifteen Thousand Dollars ($15,000); provided, however, (1) if specific performance is not available to Purchaser as a remedy as a result of a willful and intentional act or omission of Seller, the foregoing limitations on Purchaser’s remedies provided in this Section 8(b)(ii) shall not apply and Purchaser shall have all remedies available at law or in equity, and (2) nothing in this Agreement shall be deemed to limit Purchaser’s remedies against Seller post-closing for damages resulting from a breach of Seller’s representations, warranties or obligations provided in this Agreement which expressly survive Closing, or in any documents executed by Seller at Closing in favor of the Purchaser, including but not limited to the Deed and, in either of such event (1) or (2) of this subparagraph 8(b)(ii), Purchaser shall be entitled to reimbursement of its reasonable attorneys’ fees and costs incurred in enforcing or establishing its rights hereunder.

9.         Representations; Warranties; Covenants.

(a)       The Seller hereby warrants, represents and/or covenants, as applicable, to Purchaser as follows, each of which shall be true as of the Effective Date and as of the Closing:

(i)        Seller is a limited liability company organized, validly existing and in good standing under the laws of the District of Columbia, and Seller has the right, power and authority to enter into this Agreement and to sell the Property in accordance with the terms and conditions of this Agreement.  The individual executing this Agreement on behalf of Seller is duly authorized to execute this Agreement on behalf of Seller.

(ii)       Seller owns fee title to the Property. Neither Seller nor any related entity shall, while this Agreement is in effect, enter into any other option or contract of sale or execute any deeds, declarations, preferences, conditions, restrictions, zoning proffers, covenants, easements, or rights-of-way affecting the Property or otherwise convey or encumber the Property, or any interest therein, without the prior written consent of the Purchaser.

(iii)      There is no litigation or proceeding of any type pending, or to the knowledge of Seller, threatened against or relating to the Property that would materially impact Seller’s ability to perform hereunder.

(iv)      No petition in bankruptcy (voluntary or involuntary) or for the appointment of a receiver or trustee has been filed by or against Seller or is contemplated by Seller.

(v)       This Agreement does not violate the terms of any other contract or agreement to which Seller is a party.

(vi)      The execution of this Agreement and the sale, transfer and conveyance of the Property by Seller will not violate any law, rule, regulation, court order, contract, agreement, commitment or obligation by which the Seller is affected or to which Seller is a party.

(vii)     The Unit has been issued a certificate of occupancy and Seller has received no notice of violations of any applicable laws, rules or regulations.

(viii)    With respect to the Lease: the obligations under the Lease are valid and binding obligations of Seller, as landlord, and the tenant thereunder, the Lease is in full force and effect as of the date hereof and, to Seller’s knowledge, no default or event which, with the giving of notice or passage of time, or both, would constitute a default on the part of Seller (as landlord thereunder) or the tenant thereunder exists under the Lease in the performance of the terms, covenants and conditions of the Lease required to be performed on the part of Seller or the tenant; Seller has received no notice from the tenant under the Lease claiming any default by Seller extending beyond any applicable cure periods under the Lease; to the best of Seller’s knowledge, tenant has no defenses against the landlord under the Lease which can be offset against rents due under the Lease; Seller has not received any notice relating to any bankruptcy filing by the Tenant, nor has Seller received any notice or written threat of litigation from or involving the Tenant under the Lease; Seller has not assigned, transferred, pledged or encumbered in any manner the Lease or any rents or other amount payable by the tenant thereunder, except in connection with Seller’s current loan reflected in the Title Commitment, which loan shall be satisfied by Seller at Closing.

(ix)      There have been no promises or representations made to the tenant under the Lease by Seller concerning the Lease or the leased premises not contained in the Lease.

(x)       Seller is the original and current “Declarant” under the Declaration for the Condominium.  As Declarant under the Condominium, Seller is current on all of the Declarant’s obligations under the Declaration and any other documents governing the Condominium (collectively, the “Governing Documents”), including the payment of taxes and assessments, if any, with respect to the Unit, and there exist no defaults under the Governing Documents and no events or omissions which, with the passage of time or the giving of notice or both, would constitute a default under the Condominium Documents by Seller.

(xi)      Seller is not a “foreign person” within the meaning of the United States tax laws and to which reference is made in Internal Revenue Code Section 1445(b)(2).

(xii)     All of the documents listed on Exhibits B and C (collectively, the “Delivered Materials”) attached hereto represent, among other things, all of the current service, maintenance, leasing or other contracts entered into by Seller and related to the ownership and operation of the Property; true, correct and complete copies of the Delivered Materials have been delivered to Purchaser pursuant to the terms and conditions of Section 4(a).

(xiii)    Except as otherwise specified in the environmental reports provided to Purchaser as part of the Delivered Materials, Seller has no knowledge of any Hazardous Materials (hereinafter defined) in or on the Property in violation of any applicable environmental laws.  “Hazardous Materials” shall mean materials, wastes or substances that are (A) included within the definition of any one or more of the terms “hazardous substances,” “hazardous materials,” “toxic substances,” “toxic pollutants,” and “hazardous waste” in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601, et seq.), the Solid Waste Disposal Act (42 U.S.C. § 6901, et seq.), the Clean Water Act (33 U.S.C. § 1251, et seq.), the Safe Drinking Water Act (14 U.S.C. § 1401, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §1801, et seq.), and the regulations promulgated pursuant to such laws; (B) regulated or classified as hazardous or toxic, under federal, state or local environmental laws or regulations; (C) petroleum; (D) asbestos or asbestos-containing materials; (E) polychlorinated biphenyls; (F) flammable or explosive substances; (G) radioactive materials or (H) any other substances regulated because of their effect or potential effect on human health and the environment, including without limitation, lead paint, urea formaldehyde, putrescible materials, mold and infectious materials.

(xiv)    The Lease is the only lease entered into by Seller in connection with any portion of the Property or improvements thereon.

(xv)     There are no existing or pending contracts of sale, options to purchase or rights of first refusal or first offer with respect to the Property, or any part thereof, recorded or unrecorded.

(xvi)    There are no third party or governmental registrations or approvals required for Seller to convey the Unit to Purchaser as contemplated herein.

(b)       The Purchaser hereby warrants, represents and/or covenants, as applicable, to Seller as follows, each of which shall be true as of the Effective Date and as of the Closing:

(i)        Purchaser is a Maryland corporation, organized under the laws of Maryland, is in good standing, and possesses all requisite power and authority to enter into and perform this Agreement and to carry out the transactions contemplated herein.

(ii)       This Agreement and all documents executed by the Purchaser which are to be delivered to Seller at Closing are or at the time of Closing will be duly authorized, executed, and delivered by Purchaser, and are or at the time of Closing will be legal, valid, and binding obligations of Purchaser.

(iii)      There is no litigation or proceeding of any type pending, or to the knowledge of the Purchaser, threatened against or relating to the Purchaser which would materially and adversely affect Purchaser’s ability to purchase the Property.  The Purchaser knows of no reasonable grounds or any basis for any such action relative to the Purchaser.

(iv)      No petition in bankruptcy (voluntary or involuntary) or for the appointment of a receiver or trustee has been filed by or against Purchaser or is contemplated by Purchaser.  If Purchaser files any bankruptcy petition or petition for the appointment of a receiver or trustee, this Agreement shall automatically terminate, the Deposit shall be delivered to Seller and the parties shall be relieved of all further obligation and liability hereunder.

(v)       Purchaser is not a “foreign person” within the meaning of the United States tax laws and to which reference is made in Internal Revenue Code Section 1445(b)(2).

10.       Purchaser’s Conditions to Closing.        The obligations of Purchaser under this Agreement are subject to the satisfaction on or before the Closing Date of each of the following (any of which may be waived by Purchaser in Purchaser’s sole discretion):

(a)       Seller shall have performed in all material respects its obligations and covenants contained in this Agreement, and all of Seller’s representations and warranties contained in this Agreement shall be true and accurate in all material respects on and as of the Closing Date.

(b)       Title to the Property shall not be subject to any lien, encumbrance, encroachment, defect or other matter affecting the marketability of title to the Property except for the Permitted Exceptions.

(c)        No material adverse change in the condition of the Property shall have occurred following the Effective Date.

In the event any of the conditions (a)-(c) set forth above are not satisfied on or prior to Closing, Purchaser’s sole remedies shall be to either (i) terminate this Agreement and receive a refund of the Deposit or (ii) waive such condition and proceed to Closing without abatement of the Purchase Price.

11.       Covenants of Seller.  Seller covenants and agrees with Purchaser as follows:

(a)        Between the Effective Date and the Closing Date, (i) Seller shall not, without the prior written approval of Purchaser, enter into new leases and contracts for the Property, or amend, modify, renew, extend or terminate, transfer, assign, convey or encumber the Property or waive any rights under the Lease, and (ii) Seller shall give Purchaser copies of all notices delivered or received by Seller regarding the Lease as and when received or delivered, and timely perform all of Seller’s obligations under the Lease.

(b)        From the Effective Date, (i) Seller shall not, either as Declarant under the Governing Documents or otherwise, without the prior written approval of Purchaser, amend, modify, terminate, or waive any terms, conditions, obligations, or rights under the Governing Documents (either on its own or by vote as a member of the Association), (ii) Seller shall provide Purchaser copies of all notices delivered or received by Seller regarding the Condominium promptly following receipt or delivery thereof, and (iii) Seller shall not sell, convey, assign, transfer, or encumber (either on its own or by vote as a member of the Association) any portion of the common elements or common areas of the Condominium, in each instance without the prior written approval of Purchaser.

12.       Brokerage.  Purchaser and Seller each represent and warrant to the other that no agent, broker or finder has acted for it in connection with this Agreement other than Calkain Companies, LLC (“Seller’s Broker”), which has represented Seller.  Any commissions due upon the sale of the Property pursuant to this Agreement shall be paid at Closing at Seller’s sole expense by Escrow Agent to Seller’s Broker.  Each party (a “Brokerage Indemnitor”) agrees to indemnify the other party (a “Brokerage Indemnitee”) from and against any and all claims, liabilities, suits, damages, causes of action, judgments, verdicts, exposures (including reasonable attorneys’ fees) or costs arising from any claim against a Brokerage Indemnitee by any broker, agent, salesperson or other representative for any fees or commissions arising by reason of any action on the part of a Brokerage Indemnitor.  Purchaser hereby discloses to Seller and Seller hereby acknowledges that David Sobelman (“Sobelman”), the President of Purchaser, is a licensed real estate broker in Washington D.C.

13.       Further Assistance.  The Seller and Purchaser agree to execute such additional documents and to furnish such additional data as may be reasonably necessary to consummate the transactions provided for in this Agreement.

14.       Effective Date.  The Agreement shall become effective and shall be binding upon Purchaser and Seller only after it has been executed by both parties and a fully executed copy delivered to Seller.

15.       Notices.  All notices, demands and communications permitted or required to be given hereunder shall be in writing, and shall be sent either (a) by registered mail or certified U.S. mail, return receipt requested, first class postage prepaid, (b) by nationally recognized overnight carrier, (c) by fax at the fax number set forth below, or (d) by email to the email address set forth below.  Notice shall be deemed given as follows: (i) if sent by registered mail or certified U.S. mail, on the first day following such mailing; (ii) if sent by nationally recognized carrier, the day such notice is delivered to such carrier, and (iii) if sent by fax or email, the day such notice is transmitted to the recipient’s fax number or email address set forth below and confirmation is received by the transmitting party.  Notices shall be addressed to Seller or Purchaser, as the case may be, at the address, fax or email address shown below or to such other address, fax or email address as either party shall notify the other in accordance with the provisions hereof.

If to Seller:	ZS14, L.L.C.

With a copy to:	Zusin Development LLC

And:	Gallagher Evelius & Jones LLP

If to Purchaser:	GIPDC 3704 14th ST, LLC

Attn: David Sobelman

Email: ds@gipreit.com

With a copy to:	Shumaker, Loop & Kendrick, LLP
101 E. Kennedy Blvd., Suite 2800
Tampa, Florida 33602
Attn: Timothy M. Hughes, Esq.
Fax No.: (813) 229-1660
Email: thughes@slk-law.com

16.       Assignment.  Except as set forth in Section 18, this Agreement may not be assigned by either party without the other party’s prior written consent; provided, Purchaser shall have the right to assign this Agreement to an entity owned or controlled by Purchaser upon notice to, but without the consent of, Seller.

17.       Construction of the Provisions of this Agreement.  The provisions of this Agreement are to be construed as a whole according to their common meaning to achieve the objectives and purposes of this Agreement.  Each of the parties represent that they, and their respective counsel, have carefully reviewed all of the terms and conditions of this Agreement.  The rule of construction that any ambiguities are to be resolved against the drafting party will not be employed in interpreting this Agreement as both Seller and Purchaser are considered to have equal bargaining power.

18.       Tax Deferred Exchange.  In the event either Seller or Purchaser wishes to enter into a tax deferred exchange for the Property pursuant to Section 1031 of the Internal Revenue Code (an “Exchange”), the other party agrees to cooperate in connection with such Exchange, including executing such documents as may reasonably be necessary to conduct the Exchange, provided there shall be no delay in the date of Closing, and any additional costs associated with the Exchange are paid by the party pursuing such Exchange.  Either party shall have the right to assign its interest in this Agreement to a third party under an Exchange agreement and the other party consents to such assignment.  Seller and Purchaser shall indemnify and hold the other party harmless against any liability arising out of any such Exchange transaction.

19.       Miscellaneous Provisions.  This Agreement contains the entire agreement between the parties hereto and is intended to be an integration of all prior or contemporaneous agreements, conditions or undertakings between the parties hereto; there are no promises, agreements, conditions, undertakings, warranties or representations, oral or written, express or implied, between and among the parties hereto other than as herein set forth.  No change or modification of this Agreement shall be valid unless the same is in writing and signed by Seller and Purchaser.  No purported or alleged waiver of any of the provisions of this Agreement shall be valid or effective unless in a writing signed by the party against whom it is sought to be enforced.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective estates, legal representatives, successors and assigns.  This Agreement shall not be recorded, in any manner or form, by Seller or Purchaser.  Wherever herein reference is made to “days”, the same shall mean “calendar days”.  Wherever in this Agreement a time period shall end on a day which is a Saturday, Sunday or legal holiday, said time period shall automatically extend to the next date which is not a Saturday, Sunday, or legal holiday.  If any provision of this Agreement or the application thereof to any person or circumstance shall be held violative of any applicable laws or unenforceable, for any reason, the invalidity or unenforceability of this or any such provision shall not invalidate or render unenforceable any other provision hereof, which shall remain in full force and effect.  Except as set forth above, this Agreement may not be assigned by either party without the other party’s prior written consent.  This Agreement shall be governed by and construed in accordance with the laws of the District of Columbia.  This Agreement may be executed in counterparts.  Time is of the essence.  The representations and warranties made herein by both Seller and

Purchaser shall expressly survive the Closing under this Agreement for a period of twelve (12) months after the date of Closing and shall not be merged into the Deed conveying the Property to Purchaser; provided, however, that if prior to the expiration of such 12-month time period a party hereto has notified the other party hereto in writing of a claim under this Agreement (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to survivability in accordance with this Section 19.

20.       Underground Tank Disclosure.  Seller and Purchaser hereby acknowledge that the environmental agreements and reports delivered to Purchaser constitute disclosure by the Seller as to any underground storage tanks located on the Premises of which Seller has knowledge and Purchaser acknowledges that Seller has disclosed to Purchaser that, except as set forth therein, there has been no removal of any underground storage tanks during the time Seller has owned the Premises.  Purchaser acknowledges that such disclosure has been provided in compliance with the D.C. Underground Storage Tank Management Act of 1990, as amended.

21.       Soils Conditions.  In accordance with the provisions of the District of Columbia Code, according to the “Soil Survey of District of Columbia” (issued July, 1976), the condition of the soil of the Real Property is that of “[Urban Land].”  Further information concerning the characteristic of the soil on the Real Property may be obtained from a soil testing laboratory, the District of Columbia Department of Environmental Services or the Soil Conservation Service of the Department of Agriculture.

22.       “As Is” Purchase.

(a)       The Property is being sold in its “AS IS, WHERE IS” condition, “WITH ALL FAULTS” and without representation or warranty (except as expressly set forth herein) as of the Effective Date, normal wear and tear, casualty and condemnation excepted.  Purchaser has entered into this Agreement satisfied with the opportunity afforded for full investigation, of the Property and all matters affecting the Property and the ownership, use, occupancy, management, operation and maintenance thereof, and Purchaser is not relying upon any statement or representation by the Seller, unless such statement or representation is specifically embodied in this Agreement.  Except for the structural construction warranty applicable to the Unit pursuant to Section 42-1903.16 of the District of Columbia Code, and unless otherwise expressly set forth in this Agreement, including, but not limited to the Deed or any other transaction document delivered to Purchaser at Closing, no warranty or representation is made by Seller as to the fitness for any particular purpose, merchantability, design, condition or repair, value, expense of operation, income potential, compliance with drawings or specifications, absence of defects, absence of faults, flooding or compliance with laws and regulations including without limitation those relating to health, safety, zoning, the environment and the Americans with Disabilities Act, or as to any other fact or condition which has or might affect the Property or the condition, repair, value, expense of operation or income potential thereof.  Seller has not authorized any broker, agent, representative, consultant, partner, officer, employee, attorney or any other person to make any statements, certifications, representations or warranties regarding the Property or any matter relating thereto, and Seller expressly disclaims and shall not be liable for any statements, certifications, representations or warranties made by any of the foregoing parties, whether made on their own behalf or acting or purporting to act on behalf of Seller.

(b)       Except for the structural construction warranty applicable to the Unit pursuant to Section 42-1903.16 of the District of Columbia Code, and unless otherwise expressly set forth in this Agreement, including, but not limited to the Deed or any other transaction document delivered to Purchaser at Closing, Purchaser hereby expressly waives, relinquishes and releases any and all rights, remedies and claims that Purchaser may now or hereafter have, against Seller whether known or unknown, arising from or related to (i) the physical condition, quality, quantity and state of repair of the Property and the prior management, use, occupancy and operation thereof; (ii) the accuracy of any documents or information provided to Purchaser by or on behalf of Seller (absent any intentional act or fraud on the part of Seller); (iii) the failure of the Property, and/or the construction, location, dimensions, use, occupancy, operation, maintenance or physical condition thereof, to comply with any federal, state or local laws, regulations, ordinances or orders or other legal obligations or restrictions, including without limitation those relating to health, safety, zoning, the environment and the Americans with Disabilities Act; and (iv) any past, present or future presence or release of hazardous materials or substances in, on, under or about, or migrating to, from or across, the Property, including without limitation any claims asserted or instituted by any governmental or quasi-governmental authority or any third-party under or pursuant to the common law or any federal, state or local law, ordinance, rule or regulation, now or hereafter in effect, that deals with or otherwise in any manner relates to, environmental matters of any kind or nature.

(c)       The terms and provisions of this Section 22 shall survive Closing hereunder or termination of this Agreement for any reason.

23.       Tenant Estoppel Certificate.  Within fifteen (15) days after the Effective Date, Seller shall make written request for the Tenant Estoppel Certificate from the tenant under the Lease, consistent with the terms and conditions of Section 31 of the Lease, and provide a copy of such request to Purchaser when made.  Seller shall keep Purchaser reasonably informed as to the status of the Tenant Estoppel Certificate.  Seller agrees to use reasonable efforts to obtain and deliver to Purchaser the original executed Tenant Estoppel Certificate at least five (5) days prior to the Closing Date.  In the event Seller is unable to obtain and deliver such estoppel certificate in accordance with this Section 23, Purchaser shall have the right upon written notice to Seller on or before one (1) day prior to the scheduled Closing Date to extend the Closing Date for up to twenty (20) days in order to allow Seller additional time to obtain and deliver the Tenant Estoppel Certificate to Purchaser.  In the event Seller is unable to obtain and deliver the Tenant Estoppel Certificate to Purchaser at least five (5) days prior to the Closing Date, as such date may be extended pursuant to the terms and conditions of this Section 23 or otherwise, Purchaser shall have the right to terminate this Agreement by providing written notice to Seller, in which case the Deposit shall be immediately returned to Purchaser and the parties hereto shall have no further rights or obligations, other than those that by their terms survive the termination of this Agreement.

24.       Association Resale Certificate.  Within fifteen (15) days after the Effective Date, Seller shall make written request for the Resale Certificate from the Association for the Condominium, and provide a copy of such request to Purchaser when made.  Seller shall keep Purchaser reasonably informed as to the status of the Resale Certificate.  Seller agrees to use reasonable efforts to obtain and deliver to Purchaser the original executed Resale Certificate at least five (5) days prior to the Closing Date. In the event Seller is unable to obtain and deliver such certificate in accordance with this Section 24, Purchaser shall have the right upon written notice to Seller on or before one (1) day prior to the scheduled Closing Date to extend the Closing Date for up to twenty (20) days in order to allow Seller additional time to obtain and deliver the Resale Certificate to Purchaser.  In the event Seller is unable to obtain and deliver the Resale Certificate to Purchaser at least five (5) days prior to the Closing Date, as such date may be extended pursuant to the terms and conditions of this Section 24 or otherwise, Purchaser shall have the right to terminate this Agreement by providing written notice to Seller, in which case the Deposit shall be immediately returned to Purchaser and the parties hereto shall have no further rights or obligations, other than those that by their terms survive the termination of this Agreement.

25.       SEC S-X 3-14 Audit.  Purchaser has advised Seller that Purchaser, or one or more of its affiliates, may conduct an audit, if required of Purchaser pursuant to Rule 3-14 and Rule 8-06 of the Securities and Exchange Commission (“SEC”) Regulation S-X (the “Audit”), of the income statements of the Property for the last complete fiscal year immediately preceding the Closing Date and the period through the Closing Date. Seller shall reasonably cooperate with Purchaser in connection with such compliance with Regulation S-X (at no cost to Seller).  Prior to the Closing Date and for a period of ninety (90) days thereafter, Seller shall (a) make available to Purchaser all financial and other information pertaining to the period of the Seller’s ownership and operation of the Property, which information is relevant and necessary, in the opinion of Purchaser or its independent registered public accounting firm (the “Accountants”), to enable Purchaser and its Accountants to conduct the Audit and (b) cooperate with Purchaser and provide access to any of Seller’s or Seller’s property manager’s personnel involved with the financial reporting of the Property. Without limiting the generality of the foregoing, Purchaser will promptly reimburse Seller for any out-of-pocket costs incurred by Seller in connection with Seller’s compliance with this Section 25, and Purchaser shall maintain the confidentiality of all information provided pursuant to this Section 25 ;provided, however, such information may be disclosed as necessary and required by the Securities and Exchange Commission or other regulatory authority.

26.       Reporting Person.  Purchaser and Seller hereby designate the Title Company as the “reporting person” pursuant to the provisions of Section 6045(e) of the Internal Revenue Code of 1986, as amended.

27.       Publicity.  No party shall issue any press release or public announcement to any third party relating to the subject matter of this Agreement without the prior written approval of the other parties, which approval shall not be unreasonably withheld or delayed, unless required by law, including making such public statements or filings as may be required under any SEC regulations applicable to the Purchaser (or its affiliates), or as may be otherwise advised by Seller’s or Purchaser’s counsel, as the case may be, if either of the Parties is a public entity or is owned or controlled by a public entity. Notwithstanding the foregoing, the Parties may make post-Closing disclosure of such of the principal terms of the transaction contemplated by this Agreement that such party elects to make.

[Signature Page to Follow]

IN WITNESS WHEREOF, and intending to be legally bound, the undersigned parties have duly executed this Agreement under seal on the dates indicated below their respective signatures.

WITNESS/ATTEST:	PURCHASER:

GIPDC 3704 14th ST, LLC

_____________________________	By:	_______________________________
		Name:	_________________________
		Title:	_________________________

SELLER:

ZS14, L.L.C.

_____________________________	By:	_______________________________
		Name:	_________________________
		Title:	_________________________

ESCROW AGENT:

FIDELITY NATIONAL TITLE
INSURANCE COMPANY

_____________________________	By:	_______________________________
		Name:	_________________________
		Title:	_________________________